[LOGO OF Grupo Financiero/Galicia]

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                      THE QUARTER ENDED SEPTEMBER 30, 2008

(Buenos Aires, Argentina, November 11, 2008) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2008, ended September 30, 2008.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2008

     o Net income for the quarter ended September 30, 2008 was Ps. 66.3 million or Ps. 0.053 per share, equivalent to Ps. 0.53 per ADS. This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. ("the Bank").

     o The Bank recorded a Ps. 77.6 million net income during 3Q08 and its adjusted net income, which excludes the amortization of the legal injuctions (amparos) and the adjustment to the valuation of public-sector assets was Ps. 88.2 million.

     o During the 3Q08 quarter Grupo Galicia paid US$ 18 million corresponding to the first installment of the US$ 80 million loan granted by Merrill Lynch International in July 2007.

     o The table below shows results per share information, based on Grupo Financiero Galicia's financial statements.

                                                                  In pesos
                                           -----------------------------------------------------
                                             FY 2008       FY 2007       nine months ended at:
                                           -----------   -----------   -------------------------
                                                3Q            3Q
Earnings per Share                          9/30/2008     9/30/2007     9/30/2008     9/30/2007
----------------------------------------   -----------   -----------   -----------   -----------
Total Average Shares (in thousands)          1.241.407     1.241.407     1.241.407     1.241.407
Total Shares Outstanding (in thousands)      1.241.407     1.241.407     1.241.407     1.241.407
  Book Value per Share                           1,449         1,297         1,449         1,297
  Book Value per ADS(*)                         14,490        12,970        14,490        12,970
  Earnings per Share                             0,053         0,006         0,116         0,001
  Earnings per ADS(*)                            0,530         0,060         1,160         0,010

----------
(*)  1 ADS = 10 ordinary shares

     o Grupo Galicia's net income for the quarter represents an annualized return of 1.30% on average assets and of 15.10% on average shareholders' equity.

                                                                Percentages
                                           -----------------------------------------------------
                                             FY 2008       FY 2007       nine months ended at:
                                           -----------   -----------   -------------------------
                                                3Q            3Q
Profitability                               9/30/2008     9/30/2007     9/30/2008     9/30/2007
----------------------------------------   -----------   -----------   -----------   -----------
Return on Average Assets(*)                       1,30          0,30          0,97          0,15
Return on Average Shareholders Equity(*)         15,10          1,73         11,26          0,12

----------
(*)  Annualized.

NET INCOME BY BUSINESS

     The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company for the quarter ended June 30, 2008.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval as of September 30, 2008.

     o The "Deferred tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other income GFG" mainly includes the administrative expenses (Ps. 5.2 million) and net financial expenses (Ps. 5.0 million).

                                                            In millions of pesos
                                           -----------------------------------------------------
                                                    FY 2008              nine months ended at:
                                           -------------------------   -------------------------
Net Income by Business                        3rd. Q        2nd. Q       09/30/08      09/30/07
----------------------------------------   -----------   -----------   -----------   -----------
Income from stake in Banco
 Galicia (94.66%)                                 73,5          36,1         146,2         (19,6)
Income from stake in Sudamericana
 Holding (87.5%)                                   4,4           5,5          14,1          10,6
Income from stake in other companies               1,6           0,6           2,0           0,8
Adjustment result by deferred tax in
 subsidiary companies                             (3,4)          5,7           5,6           8,4
Other Income (expenses) GFG                      (10,2)         (5,8)        (23,6)          4,2
Income tax                                         0,3           0,0           0,3          (3,0)
Net Income for the period                         66,3          42,1         144,6           1,4

CONFERENCE CALL

On Thursday, November 13, 2008, at 10:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (785) 830-7975

If you are unable to participate in the call, a replay will be available from Thursday, November 13, 2008, at 1:00 P.M. Eastern Standard Time until Monday, November, 17, 2008, at 11:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 5540337.

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                     In millions of pesos
                                                --------------------------------------------------------------
                                                 09/30/08     06/30/08     03/31/08     12/31/07     09/30/07
                                                ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                            3.288,7      3.039,9      2.697,5      2.960,0      2.625,5
GOVERNMENT AND CORPORATE SECURITIES                1.102,5      1.220,5      1.816,3      1.694,0      2.238,7
LOANS                                             12.412,2     11.931,5     12.150,7     11.601,0     10.929,6
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                         4.242,5      3.840,2      3.997,9      3.597,0      3.198,6
EQUITY IN OTHER COMPANIES                             84,2         43,7         45,7         43,8         43,7
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                             1.438,5      1.397,8      1.339,6      1.304,0      1.255,2
OTHER ASSETS                                       1.931,9      1.784,3      1.684,7      1.628,9      1.477,9
TOTAL ASSETS                                      24.500,5     23.257,9     23.732,4     22.828,7     21.769,2

DEPOSITS                                          14.239,2     13.087,5     13.873,5     13.165,6     12.748,3
- Non-Financial Government Sector                    253,9        206,4        161,4        193,9        207,7
- Financial Sector                                   173,8        166,9        165,3        167,2        159,5
- Non-Financial Private Sector and
   Residents Abroad                               13.811,5     12.714,2     13.546,8     12.804,5     12.381,1
  - Current Accounts                               3.055,5      2.841,2      2.983,1      2.629,9      2.465,7
  - Savings Accounts                               3.599,8      3.261,9      3.181,6      3.229,0      3.014,8
  - Time Deposits                                  6.824,4      6.191,3      6.960,1      6.543,9      6.467,2
  - Other                                            220,5        316,4        321,6        291,3        306,4
  - Accrued interest and quotation diferences
     payable                                         111,3        103,4        100,4        110,4        127,0

OTHER BANKS AND INTERNATIONAL ENTITIES             1.188,6      1.395,0      1.080,3        930,4        865,1
NEGOTIABLE OBLIGATIONS                             2.665,3      2.825,1      2.945,9      3.045,5      3.229,6
OTHER LIABILITIES                                  4.373,1      3.991,4      3.917,2      3.815,1      3.120,0
MINORITY INTERESTS                                   235,2        226,1        224,8        217,6        196,3
TOTAL LIABILITIES                                 22.701,4     21.525,1     22.041,7     21.174,2     20.159,3
SHAREHOLDERS' EQUITY                               1.799,1      1.732,8      1.690,7      1.654,5      1.609,9

INFLATION AND EXCHANGE RATE
Retail Price Index(%)(**)                             1,35         2,04         2,55         2,48         1,90
Wholesale Price Index(%)(**)                          2,13         3,57         2,83         2,62         4,11
C.E.R.(%)(**)                                         1,50         2,52         2,42         2,30         1,50
Exchange Rate($/U$S)(***)                           3,1302       3,0242       3,1653       3,1510       3,1495

----------
(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 -
      Reference Exchange Rate

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

                                                                     In millions of pesos
                                                --------------------------------------------------------------
Quarter ended:                                   09/30/08     06/30/08     03/31/08     12/31/07     09/30/07
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                     588,1        650,7        589,2        550,7        518,4
- Interest on Cash and Due From Bank                   1,7          2,1          4,0          5,1          4,1
- Interest on Loans to the Financial Sector            1,0          0,7          0,4          0,3          0,5
- Interest on Overdrafts                              49,8         40,8         36,4         34,4         32,1
- Interest on Notes                                  115,0        101,3        104,2         97,3         75,7
- Interest on Mortgage Loans                          32,1         30,9         30,2         29,6         26,0
- Interest on Pledge Loans                             4,0          3,6          3,4          3,7          3,4
- Interest on Credit Card loans                      157,2        161,1        139,4        127,6        111,9
- Interest on Other Loans                             79,0         78,2         70,8         63,3         56,6
- Net Income from Government and Corporate
   Securities                                         40,6         64,8         75,1         57,4         81,5
- On Other Receivables Resulting from
   Financial Brokerage                                 8,1          8,9          8,9          9,7          8,8
- Net Income from Guaranteed Loans-
   Decree 1387/01                                     15,8         15,5         14,3         13,8         15,5
- Adjustment by application of adjusting
   index                                              24,5         39,4         39,7         47,6         22,5
- Quotations Differences on Gold and Foreign
   Currency                                            4,0         73,8         22,7         29,5         23,2
- Other                                               55,3         29,6         39,7         31,4         56,6

FINANCIAL EXPENSES                                   358,1        357,4        334,8        338,5        290,7
- Interest on Demand Accounts Deposits                 5,4          4,7          4,6          4,7          3,6
- Interest on Saving Accounts Deposits                 0,9          0,9          0,9          0,8          0,8
- Interest on Time Deposits                          206,2        153,6        166,7        156,6        130,9
- Interest on Interbank Loans Received
   (Call Money Loans)                                  0,0          2,0          0,1          0,7          1,5
- Interest on Loans from Financial Sector              0,2          0,2          0,3          0,4          0,5
- For other Liabilities resulting from
   Financial Brokerage                                73,4         73,6         73,7         74,4         78,9
- Interest on Subordinated Negotiable
   Obligations                                        24,7         24,4         24,9         24,2         24,1
- Other interest                                       0,7          0,9          1,1          1,1          1,1
- Adjustment by application of adjusting
   index                                               1,0          3,2          4,5          7,7          7,8
- Contributions to the Deposit Insurance Fund          5,8          6,0          5,7          5,5          5,3
- Other                                               39,8         87,9         52,3         62,4         36,2

GROSS BROKERAGE MARGIN                               230,0        293,3        254,4        212,2        227,7
PROVISIONS FOR LOAN LOSSES                            84,2         94,0         85,2         96,6         72,7
INCOME FROM SERVICES, NET                            313,5        293,6        264,3        251,4        241,3

ADMINISTRATIVE EXPENSES                              472,0        446,9        382,4        366,5        339,3
- Personnel Expenses                                 253,8        239,7        211,2        191,0        174,7
- Directors' and Syndics' Fees                         1,5          2,1          1,9          1,6          1,6
- Other Fees                                          15,5         13,9         12,2         12,7         12,6
- Advertising and Publicity                           42,8         41,9         25,3         33,2         29,5
- Taxes                                               27,4         26,0         21,4         21,7         20,4
- Depreciation of Premises and Equipment              15,4         15,1         15,4         14,5         13,3
- Amortization of Organization and
   Development Expenses                                9,7          9,1          8,0          8,6          9,2
- Other Operating Expenses                            66,5         62,2         56,3         52,3         49,6
- Other                                               39,4         36,9         30,7         30,9         28,4

MINORITY INTEREST                                     (9,1)        (8,5)        (7,2)        (9,0)        (9,4)
INCOME FROM EQUITY INVESTMENTS                        55,2          0,0          1,5          0,1          1,4
NET OTHER INCOME                                      58,4         20,6          8,7         69,7        (21,4)
INCOME TAX                                            25,5         16,0         17,9         16,7         20,7
NET INCOME                                            66,3         42,1         36,2         44,6          6,9

----------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).